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                                                                    Exhibit 12.1

                                Manor Care, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                          (In thousands, except ratios)

                                       3 MONTHS ENDED MARCH 31,                 YEARS ENDED DECEMBER 31,
                                       ------------------------                 ------------------------
                                        2003            2002       2002        2001        2000       1999        1998
                                        ----            ----       ----        ----        ----       ----        ----
EARNINGS AVAILABLE TO COVER FIXED
CHARGES:
Income (loss) from continuing
 operations before income taxes and
  minority interests................   $50,206         $54,418    $212,684    $129,992   $ 61,669   $(102,396)  $(24,565)
Less:
  Equity in earnings of  affiliates,
   excluding affiliate with
   guaranteed debt..................    (1,541)           (736)     (4,761)     (4,543)    (2,016)     (2,276)    (5,376)
Add:
  Dividends received from equity
   affiliate........................     1,971           2,182       3,026      11,574      6,000          --         --
  Fixed charges deducted from
   earnings (see below).............    11,968          12,454      51,173      64,751     75,511      67,838     62,613
                                       -------         -------    --------    --------   --------   ---------   --------
Earnings available to cover fixed
  charges...........................   $62,604         $68,318    $262,122    $201,774   $141,164   $ (36,834)  $ 32,672
                                       =======         =======    ========    ========   ========   =========   ========
FIXED CHARGES:
Interest expense, including amounts
  in operating expense..............   $ 9,463         $ 9,949    $ 41,395    $ 55,458   $ 66,460   $  60,646   $ 55,340
Interest within rent expense........     2,505           2,505       9,778       9,293      9,051       7,192      7,273
                                       -------         -------    --------    --------   --------   ---------   --------
Fixed charges deducted from
  earnings..........................    11,968          12,454      51,173      64,751     75,511      67,838     62,613
Interest expense on guaranteed debt
  of affiliate......................        --              --          --       2,272      4,309         922         --
Interest capitalized................       182             287         721       1,933      4,457       3,235      8,623
                                       -------         -------    --------    --------   --------   ---------   --------
Fixed charges.......................   $12,150         $12,741    $ 51,894    $ 68,956   $ 84,277   $  71,995   $ 71,236
                                       =======         =======    ========    ========   ========   =========   ========
RATIO OF EARNINGS TO FIXED
  CHARGES (1).......................      5.2x            5.4x        5.1x        2.9x       1.7x          --         --
                                       =======         =======    ========    ========   ========

(1) We do not show a ratio for 1998 and 1999 because earnings were insufficient to cover fixed charges by $38.6 million in 1998 and $108.8 million in 1999.